Gateway Energy Corporation

1415 Louisiana Street, Suite 4100

Houston, TX 77002

October 16, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Andrew D. Mew, Accounting Branch Chief

Scott Stringer, Staff Accountant

Re:          Gateway Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-06404

Gentlemen:

The following response addresses the comments of the reviewing staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated September 19, 2012 (the "Comment Letter") relating to the Form 10-K for the fiscal year ended December 31, 2011, filed March 30, 2012 (the “10-K”) of Gateway Energy Corporation (the “Company”).  The responses set forth herein refer to the staff’s comments by number.

Form 10-K for the Fiscal year Ended December 31, 2011

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Asset Retirement Obligation

1.     We note you established the asset retirement obligation (ARO) of $1,013,279 from zero during 2011 and that you characterized the recordation as an accounting error as a result of not considering the future abandonment liability at the date of acquisition of certain pipeline assets. We also note your disclosure that the impact of the error on current and prior period financial statements was immaterial based on the guidance under SAB Topic 1M and 1N. In that regard, please provide us your analysis under SAB Topic 1M and 1N in supporting your conclusion that the error is immaterial to current and prior periods’ financial statements.

Response

At the date of acquisition of certain offshore pipeline and gas gathering systems, and in periods subsequent thereto, the Company had initially determined that no asset retirement obligation was required to be recognized.  During the third quarter of 2011, as a result of the Company determining that the useful lives of its offshore systems were shorter than originally anticipated, the Company was required to reevaluate its assumptions concerning the fair value of its asset retirement obligation.  As part of this process, the Company determined that not considering the future abandonment liability at the date of acquisition of certain of its gas distribution, transmission and gathering systems constituted an accounting error, while the determination that the useful lives of certain of the Company’s offshore pipeline and gas gathering systems were shorter than originally anticipated was treated as a change in accounting estimate.

In order to determine whether or not such accounting error was material, the Company considered that its current exposure, on an undiscounted basis, was approximately $1,475,000.  Had the Company come to this same determination at the date of acquiring its offshore assets, and discounted this obligation over the then-estimated useful lives of said assets, the discounted value of said obligation would have been approximately $530,000.  The cumulative effect of the accreted value of the asset retirement obligation at December 31, 2010, the comparative period to the Company’s December 31, 2011 Balance Sheet, would have been an approximate 3.0% increase in the Company’s Total Assets and Total Liabilities and Stockholders’ Equity, with an approximate 1.4% increase to the Company’s Accumulated Deficit at December 31, 2010.

In evaluating such impact for materiality, the Company considered the guidance provided by Staff Accounting Bulletin Topics 1M and 1N.   Specifically, the Company considered the following representative qualitative factors and reached the following conclusions:

Whether the misstatement masked a change in earnings or other trends – it did not.

Whether the misstatement hides a failure to meet analyst’s consensus expectations for the Company – it did not.

Whether the misstatement changes a loss into income or vice versa – it did not.

Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability – it did not.

Whether the misstatement affects the registrant's compliance with regulatory requirements – it did not.

Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements – it did not

Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation – it did not

Whether the misstatement involves concealment of an unlawful transaction – it did not.

The Company does not believe there were any other qualitative factors that should have been considered and, based on the above, determined that the impact of the accounting error was not material from a qualitative perspective.

With respect to whether the accounting error was material from a quantitative perspective, the Company considered the impact to its historical balance sheet as set forth above, and the impact to the comparative net income for the year ended December 31, 2010 (would have increased the Company’s net loss by approximately $65,000, or 2.5%) and determined that such amounts, especially in light of the qualitative factors above, were not material.

(7) Income Taxes

2.     We note you have $6,157,544 net federal net operating loss (“NOL”) carryforward as of December 31, 2011 and your disclosure that you have sufficient positive evidence to conclude that it is more likely than not that the net deferral tax assets will be realized. In this regard, explain to us in detail the specifics of the positive evidence to support your position that a valuation allowance was not required against the deferral tax assets resulting from the NOL in light of your significant recurring losses. Refer to ASC 740-10-55.

Response

As of December 31, 2011, management of the Company concluded that sufficient positive evidence existed to conclude that it was more likely than not that the net deferred tax assets will be realized.

To reach this determination, the Company considered the following positive evidence:

•         that the tax assets relating to net operating loss carryforwards do not begin to expire until 2022 through 2031, and their use is currently not restricted in any way at this time;

•         the implementation of a cost savings program that resulted in an approximately $1.0 million dollar increase in cash flow provided by operations as compared to the cash used in operations in the prior year;  and

•         the recent accretive acquisitions of onshore assets.

In addition, management prepared and considered a detailed five-year projection of taxable income considering both no growth and a moderate growth strategy though the redeployment of assets onto onshore assets similar to the recent acquisitions.

Based on the consideration of all available evidence, management concluded that, as of December 31, 2011, it was more likely than not that these deferred tax assets would realized.

Exhibit 31.1

3.     Please delete the title of the officer from the first sentence of your certification in future filings. The wording in each certification should be in the exact format provided by Item 601 of Regulation S-K.

Response

The Company will delete the title of the officer from the first sentence of our certification in future filings and will ensure that the wording in each certification will be in the exact format provided by Item 601 of Regulation S-K.

We acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frederick M. Pevow
Frederick M. Pevow

Chief Executive Officer